Exhibit 19.1

NGL ENERGY PARTNERS LP

POLICY PROHIBITING INSIDER TRADING
AND UNAUTHORIZED DISCLOSURE OF
INFORMATION TO OTHERS

In this policy, “Partnership” refers to NGL Energy Partners LP, “General Partner” refers to NGL Energy Holdings LLC, the general partner of the Partnership, “Partnership Group” refers to, collectively, the General Partner, the Partnership and its subsidiaries and “Listed Securities” refers to the common units representing limited partnership interests of the Partnership listed on the New York Stock Exchange.

If you receive this Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others (“Policy”) through Workday, please read and acknowledge by checking the Workday Certification Box. If you receive this Policy through email, please read and sign the attached Certification and return it to legal@nglep.com.

Introduction

Federal and state securities laws generally prohibit any person who is aware of material nonpublic information about a company from trading in securities of that company. These laws also prohibit such person from disclosing material nonpublic information to other persons who may trade on the basis of that information.

The Board of Directors of the General Partner adopted this Policy to promote compliance with these laws and to protect you and the Partnership from the serious liabilities and penalties that can result from violations of these laws.

It is your responsibility to comply with the securities laws and this Policy. If you have questions about this Policy, please contact the Compliance Officer. Information on how to contact the Compliance Officer is set forth under the heading “Information about the Compliance Officer.”

Persons subject to this Policy

If you are an employee, officer, or director of the Partnership Group, then this Policy applies to you.

It also applies to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Listed Securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Listed Securities). You are responsible for making sure that these other persons and entities comply with this Policy.

In addition to this Policy, the directors and executive officers of the Partnership Group and certain other designated persons who have access to material nonpublic information about the Partnership Group are subject to a supplemental policy that imposes additional restrictions on their trading in Listed Securities.

If you possess material nonpublic information regarding the Partnership Group at the time your employment or other services with the Partnership Group terminates, you remain subject to this Policy until the information has been publicly announced by the Partnership Group or is no longer material.

Core trading and disclosure restrictions

The following trading and disclosure restrictions apply to all employees, officers and directors of the Partnership Group:

•If you have material nonpublic information regarding the Partnership Group, you must not trade or advise anyone else to trade in Listed Securities until such information has been publicly disclosed.

•If you have material nonpublic information regarding any other company that you obtained from your employment or relationship with the Partnership Group, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.

•You must not share material nonpublic information with people in the Partnership Group whose jobs do not require them to have the information.

•You must not disclose any nonpublic information, material or otherwise, concerning the Partnership Group to anyone outside the Partnership Group unless required as part of your duties and the person receiving the information has a reason to know the information for Partnership Group business purposes.

Transactions covered by this Policy

This Policy applies to any purchase or sale of Listed Securities, including common units, subordinated units, restricted units, options to purchase common units, any other type of securities that the Partnership may issue, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving Listed Securities.

Notwithstanding this general rule, certain transactions under Partnership Group benefit plans are not prohibited by this Policy. These transactions are discussed in this Policy under the heading “Exceptions to this Policy for certain transactions under Partnership Group benefit plans.”

Definition of material nonpublic information

Material information. Information about the Partnership is “material” if there is a substantial likelihood that a reasonable unitholder or investor would consider it important in making a decision to buy, sell or hold the securities of such entity, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about such entity. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of Listed Securities. Both positive and negative information may be material. Information that could be material includes:

•earnings estimates (including changes of previously announced estimates)

•a significant change in operations, projections or strategic plans

•a potential merger or acquisition

•a potential sale of significant assets or subsidiaries

•the gain or loss of a major supplier or customer

•a new product or discovery

•a significant pricing change in products or services

•a declaration of a split, a public or private securities offering or a change in distribution policies or amounts

•a change in senior management

•an actual or threatened major lawsuit

Nonpublic information. Nonpublic information is information that is not generally available to the investing public. If you are aware of material nonpublic information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or a Securities and Exchange Commission “SEC” filing) and the market has had sufficient time to absorb the information. For purposes of this Policy, information will generally be considered public after the close of trading on either (i) two full trading days following the widespread public release of the information by the Partnership, if no conference call is conducted during such two trading day period or (ii) if a conference call is conducted during the two full trading day period referred to in clause (i) relating to such information, one full trading day following such conference call to discuss such information. For example, if the Partnership issued a press release on a Tuesday and assuming there is no related Partnership conference call during such two full trading days, the first day that trading could occur would be on Friday. For further example, if the Partnership issued a press release on a Tuesday and there is a related Partnership conference call on Thursday, the first day that trading could occur would be on Monday.

If you are not sure whether information is material or nonpublic, consult with the Compliance Officer for guidance before engaging in any transaction in Listed Securities.

Unauthorized disclosure of information

You are prohibited from disclosing to anyone inside or outside the Partnership Group any nonpublic information obtained at or through the Partnership Group, except when such disclosure is part of your regular duties and is needed to enable the Partnership Group to carry out its business properly and effectively.

The Partnership is subject to laws that govern the timing of disclosures of material information to the public and others. Only certain designated employees may discuss the Partnership with the news media, securities analysts and investors. All inquiries from outsiders regarding material nonpublic information about the Partnership should be forwarded to the Investor Relations Division of the Partnership. Accordingly, when an inquiry is made by an outsider regarding the Partnership, the following response will generally be appropriate:

“As to these types of matters, the Partnership’s spokesperson is Brad Cooper. If there is any comment, he would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Partnership Group information:

•avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated

•mark sensitive documents “confidential” and use sealed envelopes marked “confidential”

•secure confidential documents and restrict the copying of sensitive documents

•provide instructions to receptionists regarding outside inquiries

•use code names for sensitive projects

•use passwords to restrict computer access

•do not use any Internet “chat rooms,” message boards, social networking websites or similar medium available to the public to post any unauthorized messages regarding the Partnership Group or its business, financial condition, employees, clients or other matters related to the Partnership Group

Consequences of violating insider trading laws or this Policy

The consequences of violating the securities laws or this Policy can be severe. They include the following: civil and criminal penalties. If you violate the insider trading or tipping laws, you may be required to

•pay civil penalties up to three times the profit made, or loss avoided

•pay a criminal penalty of up to $5 million

•serve a jail term of up to 20 years.

In addition, the Partnership and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Discipline. If you violate this Policy or insider trading or tipping laws, you may be subject to disciplinary action by the Partnership Group, up to and including termination of your employment or service as an officer or director for cause. A violation of Partnership Group policy is not necessarily the same as a violation of law and the Partnership Group may determine that specific conduct violates this Policy, whether or not the conduct also violates the law. The Partnership Group is not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting Of Violations. Any employee, officer or director who violates this Policy or any federal or state laws governing insider trading or tipping or knows of any such violation by any other employee, officer, or director, must report the violation immediately to the Compliance Officer.

Exceptions to this Policy for certain transactions under Partnership Group plans

Certain transactions in Partnership securities under Partnership Group plans are not prohibited by this Policy. These are:

Restricted Units. This Policy does not apply to the vesting of restricted units. It also does not apply to your election to have the Partnership withhold units to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This Policy does apply, however, to sales of units received upon vesting of a restricted unit. For purposes of this Policy, the term “Window Period” means the period commencing after the close of trading on the later of (i) two full trading days following the Partnership’s widespread public release of quarterly operating results and (ii) one full trading day following the Partnership’s conference call to discuss quarterly operating results for such quarter, if any, and ending at the close of trading on the 15th day of the third month of the fiscal quarter.

Unit Options. This Policy does not apply to your exercise of an employee unit option. It also does not apply to your election to have the Partnership withhold units subject to an option to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This Policy does apply, however, to sales of units received upon exercise of an option, including any broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Phantom Units. This Policy does not apply to the vesting of phantom units. It also does not apply to your election to have the Partnership withhold units to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This Policy does apply, however, to sales of units received upon vesting of a phantom unit.

Unit Appreciation Rights. This Policy does not apply to your exercise of a unit appreciation right so long as such exercise is made during the Window Period or is otherwise approved by the Compliance Officer. It also does not apply to your election to have the Partnership withhold units to satisfy tax withholding requirements to the extent that such election is either made during the Window Period or is otherwise approved by the Compliance Officer. This Policy does apply, however, to sales of units received upon exercise of a unit appreciation right.

10b5-1 Trading Plans. This Policy does not apply to transactions in Listed Securities under a plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In general, a Rule 10b5-1 plan must be entered into when an individual is not aware of any material, nonpublic information. Individuals who are not subject to the “NGL Energy Partners LP Supplemental Policy Concerning Trading in Partnership Securities by Certain Designated Persons” must abide by a 30-day cooling off period in which the individual may not trade for 30 days under such Rule 10b5-1 plan following the adoption or modification of such plan. You must not adopt or modify a 10b5-1 plan unless and until the Compliance Committee, which consists of the Compliance Officer, Chief Executive Officer and General Counsel, provides its approval in writing (including email) and any 10b5-1 plan adopted or modified that is approved by the Compliance Committee must be completed by the close of trading two trading days after the date you receive approval.

Information about the Compliance Officer

If you have a question about this Policy or whether it applies to a particular transaction, contact the Compliance Officer for additional guidance. The Compliance Officer is Brad Cooper, who can be reached at brad.cooper@nglep.com or 918-236-4757.

CERTIFICATION

I hereby acknowledge receipt of the NGL Energy Partner LP Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others and AGREE to abide by its terms and conditions.

Signature

Printed Name

Date

If you are receiving this Policy through Workday, check the box for electronic signature. If you are receiving this Policy through email, please sign and return this Certification to legal@nglep.com (for delivery to the Compliance Officer) or by mail at: NGL Energy Partners, LP, ATTN: Legal Department 6120 S. Yale, Suite 1300, Tulsa, OK 74136.